Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

SECOND QUARTER RESULTS

Shakopee, MN – August 10, 2020 – Canterbury Park Holding Corporation (“Canterbury” or “the Company”) (NASDAQ: CPHC), today reported financial results for the second quarter and six months ended June 30, 2020. These results reflect the impact of the COVID-19 pandemic and the related state-mandated closure of Canterbury from March 16, 2020 through June 9, 2020, after which the Company resumed operations in a limited capacity..

($ in thousands, except per share data and percentages)

	Three Months Ended June 30,			Six Months Ended June 30,
			Increase			Increase
	2020	2019	(Decrease)	2020	2019	(Decrease)
Net revenues	$2,768	$16,433	(83.2)%	$13,717	$28,024	(51.1)%

Adjusted EBITDA	(1,775)	1,677	(205.8)%	(916)	2,393	(138.3)%

Net (loss) income	$(1,181)	$958	(223.3)%	$(926)	$1,014	(191.3)%

Basic EPS	$(0.25)	$0.21	(219.0)%	$(0.20)	$0.22	(190.9)%
Diluted EPS	$(0.25)	$0.21	(219.0)%	$(0.20)	$0.22	(190.9)%

(1)	Adjusted EBITDA, a non-GAAP measure, excludes certain items from net (loss) income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“Our second quarter results reflect the impact of the suspension of operations at Canterbury for the majority of the quarter. Importantly, we believe the quick and decisive actions we took following the closure of our operations in mid-March, as well as the continued progress we are making to monetize the excess real estate that surrounds Canterbury, will ensure that we have the necessary liquidity and financial flexibility both to support our day-to-day operations as they continue to ramp up and our long-term development efforts,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park. “During the time Canterbury was closed and since the resumption of limited operations in June, we established our detailed COVID-19 Preparedness Plan to protect the health and safety of our team members and guests, including enhanced sanitation protocols and promoting social distancing throughout our Card Casino and racing operations.

“We were very pleased to begin welcoming our team members and guests back to Canterbury on June 10 when we reopened for what we anticipate will be 52 days of live racing as well as simulcast wagering operations. While limited to only 250 total guests for live racing beginning on our first day of operations, we have since expanded capacity to accommodate 750 fans divided across three separate areas. Our Card Casino reopened for all table games on June 15 and for poker on July 9, also with a 250-person capacity limitation. We continue to work closely with state and local officials to increase capacity across our operations in a safe manner.

“Notably, throughout this challenging five-month period, we have continued to make significant progress in unlocking value for the Company’s stakeholders with new agreements to monetize the excess real estate that surrounds Canterbury. In the 2020 second quarter, we entered into agreements for three new development projects at Canterbury Commons™, two of which are land sales that, along with the previously announced agreement for the sale of land to United Properties, we anticipate will generate cash flow for the Company later this year or early next year. The third agreement signed during the second quarter is a joint venture development that we expect will generate long-term cash flows for the Company. These agreements represent significant progress in our efforts to create a new population center through a complementary mix of residential, commercial and retail development that can bring additional energy and economic benefits to our Card Casino, racing and hospitality operations.

“The first residents of Canterbury Commons at the Triple Crown Residences at Canterbury Park have been on site for over two months, marking a significant milestone for our long-term vision. Through July 31, 2020, we have entered into agreements that we expect will result in more than $250 million of residential, commercial, hospitality and retail-oriented development on approximately 62 of the 140 acres that comprise Canterbury Commons, including approximately 850 residential units. We also continue to make progress pursuing additional agreements to further monetize our excess real estate.”

Mr. Sampson concluded, “For more than 25 years, the Company has been committed to providing an outstanding entertainment experience for our guests with world-class service while also focusing on growing shareholder value. It’s a mantra that has been instilled in our operations since my father, Curtis Sampson, Dale Schenian, and I first acquired Canterbury in 1994 and it’s a legacy we remain true to today. As we begin to return to normalized operations and look to regain our operating momentum, we believe we have the balance sheet and financial flexibility to support our Card Casino, pari-mutuel and hospitality growth initiatives as well as our ongoing efforts to create unique entertainment experiences for our guests, monetize our excess real estate and enhance value for our shareholders.”

Canterbury Commons Development Update

In the 2020 second quarter, Canterbury entered into three new agreements that in aggregate will result in new development on approximately 27 acres of land at Canterbury Commons. In June, the Company formed a joint venture with Greystone Construction (“Greystone”) to develop a 13-acre land parcel located on the southwest portion of the Canterbury Commons site with potential uses expected to include hospitality, dining, residential, commercial and service-oriented retail. Greystone will also relocate its corporate headquarters to a newly constructed 26,000 square foot office at the site. The Company contributed the 13 acres of land valued at approximately $261,000 per acre in July 2020 and will hold an approximate 62% interest in the joint venture; Greystone will provide development and construction services for the project and will hold an approximate 38% interest in the joint venture. Initial site work commenced in June and Greystone intends to break ground on its new corporate headquarters in the fall of 2020, with occupancy expected in 2021.

In April 2020, the Company entered into two purchase agreements for the sale of approximately 14 acres of land for total consideration of approximately $3.5 million. The agreements, which the Company expects will close late this year or early next year, would add 160 additional residential units within Canterbury Commons. The agreement with Pulte Homes of Minnesota will result in the development of 109 units including row homes and townhome buildings, with initial site work expected to begin later this year. The agreement with Lifestyle Communities, LLC will result in the development of a cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces.

Development of Canterbury Commons began in 2018 with the first of two joint venture agreements between Canterbury and Doran Companies (“Doran”) for the development of the upscale Triple Crown Residences at Canterbury Park. Construction of the 321-unit first phase, which is being developed pursuant to the first joint venture agreement, began in late 2018 with initial occupancy on June 1, 2020. As of July 31, 2020, over half of the 100 units that are currently ready for occupancy have been leased. The remaining units will be released in phases as they are completed, with the final units ready for occupancy in the first quarter of 2021. With this initial proof-of-concept for Canterbury Commons now in place, Doran recently exercised its option for Phase II of the project, which will include an additional 300 units. Pursuant to this second agreement, the Company recently transferred roughly 10 acres of land to the second joint venture with Doran. As part of the Phase II agreement, the Company received $2.9 million from Doran in early August 2020 for repayment of a note receivable, which was on the Company’s balance sheet as a related party receivable as of June 30, 2020. The Company expects initial groundwork for the new building to begin later this year.

The Company also expects that road work on Unbridled Avenue on the north side of Canterbury will be completed in November 2020, providing a new entrance from Canterbury Road that will significantly improve access to Canterbury Commons.

The Company continues to make progress with developer and partner selection for the balance of the approximately 140 acres that will comprise Canterbury Commons, with a focus on additional commercial development including office, retail, hotel and entertainment spaces. Canterbury expects to make additional announcements of new development partners in the future for this phase of development.

Summary of 2020 Second Quarter Operating Results

The operating results for the three-month period ended June 30, 2020 presented below reflect the impact of the suspension of operations at Canterbury from March 16, 2020 through June 9, 2020. Live racing, simulcast wagering and limited food and beverage operations reopened at Canterbury on June 10 with capacity constraints, followed by initial table games operations, which resumed on June 15 with capacity constraints.

Net revenues for the three months ended June 30, 2020 decreased 83.2% to $2.8 million compared to $16.4 million for the same period in 2019. This year-over-year decrease in net revenues reflects a decrease in all of the Company’s areas of operating revenue, primarily as a result of the temporary suspension of operations through June 9, 2020, which was followed by the resumption of operations over the balance of the second quarter on a very limited basis.

Operating expenses for the three months ended June 30, 2020 were $5.1 million, a decrease of $10.0 million, or 66.4%, compared to operating expenses of $15.1 million for the same period in 2019. This year-over-year decrease in operating expenses reflects reductions in the majority of the Company’s operating expenses, primarily as a result of the temporary suspension of operations through June 9, 2020. The Company also recorded a gain on insurance recoveries of $204,000 in the second quarter of 2019, which was accounted for as a reduction in operating expenses.

The Company recorded a net loss of $1.2 million, or diluted loss per share of $0.25, for the three months ended June 30, 2020. Net income and diluted earnings per share for the three months ended June 30, 2019 were $958,000 and $0.21, respectively.

Adjusted EBITDA decreased 205.8% to a loss of $1.8 million in the 2020 second quarter compared to 2019 second quarter adjusted EBITDA of $1.7 million.

Summary of 2020 Year-to-Date Operating Results

Net revenues for the six months ended June 30, 2020 decreased 51.1% to $13.7 million compared to $28.0 million for the same period in 2019. This year-over-year decrease in net revenues reflects a decrease in all the Company’s areas of operating revenue, primarily as a result of the temporary suspension of operations from March 16, 2020 through June 9, 2020.

Operating expenses for the six months ended June 30, 2020 were $15.9 million, a decrease of $10.8 million, or 40.6%, compared to operating expenses of $26.7 million for the same period in 2019. This year-over-year decrease in operating expenses reflects reductions in a majority of the Company’s operating areas, primarily as a result of the temporary suspension of operations from March 16, 2020 through June 9, 2020. The Company also recorded a gain on insurance recoveries of $199,000 in the second quarter of 2019, which was accounted for as a reduction in operating expenses.

The Company recorded a net loss of $926,000, or diluted loss per share of $0.20 for the six months ended June 30, 2020. Net income and diluted earnings per share for the six months ended June 30, 2019 were $1.0 million and $0.22, respectively.

Adjusted EBITDA decreased 138.3% to a loss of $916,000 for the six months ended June 30, 2020 compared to adjusted EBITDA of $2.4 million for the same period in 2019.

Additional Financial Information

Further financial information for the second quarter ended June 30, 2020 is presented in the accompanying table. Additional information will be provided in the Company’s Form 10-Q Report that will be filed with the Securities and Exchange Commission on or about August 11, 2020.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income (loss) a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization, as well as excluding gain on insurance recoveries and loss from disposal of assets. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons. The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: any effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations at Canterbury Park from March 16, 2020 through June 9, 2020, that since June 9, 2020 we have been open and operating on a much more limited basis to comply with state law and health protocols, and that we expect to operate a 53-day live race meet in 2020; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

# # #

Investor Contact:
Randy Dehmer	Richard Land, Jim Leahy
Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com

952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow -

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Net Operating Revenues	$2,767,855	$16,433,177	$13,716,814	$28,023,874
Operating Expenses	(5,086,434)	(15,128,423)	(15,893,698)	(26,741,880)
(Loss) Income from Operations	(2,318,579)	1,304,754	(2,176,884)	1,281,994
Other Operating Income, net	19,719	45,319	183,409	108,558
Income Tax Benefit (Expense)	1,117,663	(392,316)	1,067,499	(376,223)
Net (Loss) Income	$(1,181,197)	$957,757	$(925,976)	$1,014,329
Basic Net (Loss) Income Per Common Share	$(0.25)	$0.21	$(0.20)	$0.22
Diluted Net (Loss) Income Per Common Share	$(0.25)	$0.21	$(0.20)	$0.22

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
NET (LOSS) INCOME	$(1,181,197)	$957,757	$(925,976)	$1,014,329
Interest income, net	(169,358)	(45,319)	(333,048)	(108,558)
Income tax (benefit) expense	(1,117,663)	392,316	(1,067,499)	376,223
Depreciation	693,640	576,221	1,410,493	1,201,740
EBITDA	(1,774,578)	1,880,975	(916,030)	2,483,734
Gain on insurance recoveries	-	(204,274)	-	(198,974)
Loss on disposal of assets	-	-	-	108,037
ADJUSTED EBITDA	$(1,774,578)	$1,676,701	$(916,030)	$2,392,797